BRITISH	Ministry of Finance	Mailing Address:	Location:
COLUMBIA	Corporate and Personal	P0 BOX 9431 Stn Prov Govt.	2nd Floor - 940 Blanshard St.
	Property Registries	Victoria BC	Victoria BC
	www.corporateonline.gov.bc.ca	V8W 9V3	250 356-8626

Notice of Articles	CERTIFIED COPY
BUSINESS CORPORATIONS ACT	Of a Document filed with the Province of British Columbia Registrar of Companies /s/ Ron Townshend
Ron Townshend
April 12, 2007

This Notice of Articles was issued by the Registrar on: April 12, 2007 10:57 AM Pacific Time

Incorporation Number: BC0066957

Recognition Date: Incorporated on November 19, 1965

NOTICE OF ARTICLES

Name of Company:

CUSAC GOLD MINES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
1600 – 409 GRANVILLE STREET	1600 – 409 GRANVILLE STREET
VANCOUVER BC V6C 1T2	VANCOUVER BC V6C 1T2
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
1600 – 409 GRANVILLE STREET	1600 – 409 GRANVILLE STREET
VANCOUVER BC V6C 1T2	VANCOUVER BC V6C 1T2
CANADA	CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:

BRETT, DAVID H.

Mailing Address:	Delivery Address:
502 1ST STREET	502 1ST STREET
NEW WESTMINSTER BC V3L2H1	NEW WESTMINSTER BC V3L2H1

Last Name, First Name, Middle Name:

BRETT, GUILFORD H.

Mailing Address:	Delivery Address:
785 GRANTHAM PL	785 GRANTHAM PL
N VANCOUVER BC V7H1S9	N VANCOUVER BC V7H1S9

Last Name, First Name, Middle Name:

MANNING, LUARD J.

Mailing Address:	Delivery Address:
945 BELLVEDERE DRIVE	945 BELLVEDERE DRIVE
NORTH VANCOUVER, B.C. V7R2C2	NORTH VANCOUVER, B.C. V7R2C2

Last Name, First Name, Middle Name:

Sanders, George Francis Jr.

Mailing Address:	Delivery Address:
4062 CONSOLIDATION AVE.	4062 CONSOLIDATION AVE.
BELLINGHAM WA 98229	BELLINGHAM WA 98229
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:

Kirkham, Garth

Mailing Address:	Delivery Address:
3178 THREE CEDARS DRIVE	3178 THREE CEDARS DRIVE
VANCOUVER BC V5S 4K5	VANCOUVER BC V5S 4K5
CANADA	CANADA

AUTHORIZED SHARE STRUCTURE

1. No Maximum	Common Shares	Without Par Value

Without Special Rights or Restrictions attached

2. 5,000,000	Preference Shares	Without Part Value

With Special Rights or Restrictions attached

1. 250,000	Series A Convertible Preference	Special Rights or Restrictions are attached